Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Honeyfund.com, Inc.
2519 N McMullen Booth Rd. STE 510-260
Clearwater, FL 33761
https://www.honeyfund.com/

Up to $3,932,184.60 in Common Stock at $1.80
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Honeyfund.com, Inc.
Address: 2519 N McMullen Booth Rd. STE 510-260, Clearwater, FL 33761
State of Incorporation: FL
Date Incorporated: March 16, 2009

Terms:

Equity

Offering Minimum: $9,999.00 | 5,555 shares of Common Stock
Offering Maximum: $3,932,184.60 | 2,184,547 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.80
Minimum Investment Amount (per investor): $135.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first 5 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Previous Investor

If you invested in Honeyfund's previous StartEngine raise, receive 5% bonus shares.

Amount-Based:

$250 | Free Honeyfund Elite Account

For couples getting married, get our full Elite suite of design tools, password protection, and more. We'll upgrade your Honeyfund account free of charge (a $39 value).

$500 | 30-min Honeyfund Registry Consultation & Bonus Shares

Lower tier perks + Receive a 30-minute consultation with a Honeyfund member success expert. They will help you design your perfect wedding registry (a $99 value). Receive 5% in bonus shares.

$1,000 | 30-min Vacation Consultation & Bonus Shares

Lower tier perks + Receive a 30-minute consultation with a vacation planning expert. They will help you design your perfect vacation and locate the best available deals to book. They'll even guide you through designing a Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$2,500 | Vacation Planning & Bonus Shares

Lower tier perks + Receive a full trip design completed by a vacation planning expert. They will help you design your perfect vacation and locate the best available properties to book (a $199 value). Receive 7% in bonus shares.

$5,000 | Honeyfund Swag Box & Bonus Shares

Lower tier perks + Receive a box full of Honeyfund goodies: A Honeyfund t-shirt, a Hydro Flask insulated water bottle, and a "popup" style cell phone handle. Receive 10% in bonus shares.

$10,000 | One-hour Zoom Business Coaching with Sara Margulis & Bonus Shares

Lower tier perks + Do you have a business idea that you need help growing? Receive one hour of coaching via Zoom with Honeyfund's CEO and Shark Tank winner Sara Margulis. Receive 15% in bonus shares.

$25,000 | Two-Hour Zoom Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help growing? Receive two hours of coaching via Zoom with Honeyfund's, CEO, and Shark Tank winner Sara Margulis.

$50,000 | Four-Hour In-person Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help growing? Receive four hours of coaching, in-person, with Honeyfund's, CEO, and Shark Tank winner Sara Margulis. Your choice of location: San Francisco, CA, Los Angeles, CA, or Tampa, FL. (Transportation not included.)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Honeyfund.com, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.80/ share, you will receive own 110 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Honeyfund is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $700 million in giving since 2006. In addition to the Honeyfund website, mobile app, and sister-site Plumfund, Honeyfund powers honeymoon fund gifts for Target's online wedding registry.

Honeyfund doesn't charge a platform fee like other cash gifting and personal crowdfunding sites, so the company makes money from advertisers and partners. The average gift of $120 earns the company 0.8% to 15% from partners depending on where the gift money was sent (a PayPal account, bank account, or digital gift card). Honeyfund also earns money from advertisers in retail, travel, and other industries who wish to reach couples starting their married lives together. The company acquires customers at about $5 and earns $28 per account, on average.

Honeyfund.com was conceived in 2005 after the founders' own wedding. The website honeyfund.com launched in March of 2006. The company was incorporated in California in March of 2009 and moved to Florida in 2017. Honeyfund is now a Florida corporation with 92% founder ownership. The company has previously raised $1.07m in Regulation CF funds through Start Engine.

Sources:

https://www.honeyfund.com/

https://www.honeyfund.com/honeymoon-funds

https://www.plumfund.com

https://www.startengine.com/honeyfund

Honeyfund Internal Records

Competitors and Industry

Honeyfund operates in two markets simultaneously: wedding gifts (approx $19b US) and donation-based crowdfunding (approx $2.85b globally).

The dominant players in wedding gifts are the large retailers like Amazon, Target, and Bed, Bath & Beyond. Other popular wedding gift registry websites include Zola and The Knot. In the personal crowdfunding industry, the largest company by donation volume is GoFundMe, although a small percentage of their overall volume is for personal gift occasions.

Direct competitors in the honeymoon fund niche include Honeymoon Wishes and Travelers Joy.

Honeyfund stands apart from wedding gift competition in that it offers what millennial wedding couples want: cash and experiences. It also differentiates among personal crowdfunding sites as a tasteful place to give and receive gifts between a couple and their friends and family -- a transaction that involves traditions and etiquette that leverages our 15 years of experience in facilitating gifts.

Sources:

http://crowdexpert.com/crowdfunding-industry-statistics/

Current Stage and Roadmap

Honeyfund was created in 2006 to meet the needs of couples that long for that dream honeymoon, but don't have the budget after paying for their own weddings.

Now, more than a million couples later, Honeyfund is popular among millennial wedding couples who crave experiences over things. In 2020, Covid-19 and the associated recession created hardships for many of our past couples and givers. So we

wondered: What if we upgraded the functionality of Honeyfund, making it one life-long gifting page? And offered rewards for giving and receiving?

The result is a totally new type of crowdfunding page. Imagine signing up for Honeyfund for your wedding and having it continue with you through subsequent life events -- babies, anniversaries, hardships -- you name it. With every Honeyfund gift you give or receive, you get cashback-style rewards, increasing your budget for whatever life throws your way.

We anticipate about 5 months to launch the life-long gifting page and another 6 months for the associated rewards program, leveraging our existing gifting/fundraising functionality and marketing partnerships to fund the rewards.

Sources:

https://www.target.com/gift-registry/wedding/honeymoon-funds

https://www.honeyfund.com/products/

https://www.honeyfund.com/ (see Partners section)

The Team

Officers and Directors

Name: Sara K Margulis

Sara K Margulis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 16, 2009 - Present
  Responsibilities: The responsibilities of the CEO include fundraising, acquiring talent, and oversight of the company's Marketing/PR and Sales divisions. The CEO earns an annual salary of $165,000.

- **Position:** Director
  Dates of Service: March 16, 2009 - Present
  Responsibilities: Board of directors

Name: Davey Randa

Davey Randa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 20, 2021 - Present

Responsibilities: The responsibilities of the COO include oversight of the company's Human Resources, Member Services, and Product divisions. The COO earns an annual salary of $160,000.

Other business experience in the past three years:

- **Employer:** Privyo
  Title: Co-founder
  Dates of Service: March 01, 2020 - April 16, 2021
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Soona
  Title: Director of Operations
  Dates of Service: May 01, 2019 - March 01, 2020
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** UBER
  Title: Sr. Regional Operations Manager - Greenlight UBER
  Dates of Service: July 01, 2016 - January 31, 2019
  Responsibilities: Coordinated and managed business segments and functional teams as well as external relationships (research firms, law firms, tax/accounting & real estate development) • Created a global support strategy - The "G.R.E.E.N" steps of service to train customer service agents world wide resulting in average NPS increasing over 35% • Owned P&L for all driver support operations across 4 states, monitoring and adjusting spending based on needs of each city while creating and controlling all financial analysis, modeling, and opportunity exploration for any joint venture or partnership opportunities in the region • Aligned strategy for driver support with overall business goals ahead of IPO, refining and exceeding SLAs, NPS, and customer satisfaction goals. • Negotiated real estate leases, property acquisition & terms with national vendors to create support centers that fulfill our drivers needs • Led and executed event operations at major events such as Sundance Film Festival and Winter X Games Aspen with record NPS scores • Evaluated and successfully executed strategic initiatives across all 4 states that led to top line revenue growth and increased driver satisfaction based on UBER senior leaderships goals • Built and scaled a network of support centers that now handle 70% of all first trips and new driver signups in my region • Controlled all due diligence, contract negotiations, and conflict resolution associated with reviewing new real estate purchases or vendor partnerships resulting in over 50% cost reduction while improving signup success for new drivers. • Leading all annual strategy operating plans for our region on all business unit planning review sessions that provide growth

opportunities, operational continuity, new product/services development and restructuring support to drive business unit success • Hired and managed team of 7 direct reports and 50+ indirect reports

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our life-long gifting feature with rewards. Delays or cost overruns in the development of our life-long gifting feature with rewards and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash

remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
• As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Honeyfund.com, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Honeyfund.com, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Market and Company Risk

Market risk could result in this investment declining in value because of economic developments or other events that affect the entire market like the current pandemic. Company risk includes changes in this company's products, partners, competitors, or financial position that could negatively impact this company's stock price.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sara K Margulis	20,000,000	Common Stock	91.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,184,547 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 21,849,440 outstanding.

Voting Rights

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the articles of incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. At each election of directors, shareholders shall not be entitled to cumulate votes unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote. Please see voting rights of securities sold in this offering below.

Material Rights

<u>Stock Options</u>

The total amount outstanding on a fully diluted basis (21,849,440.00) includes 514,000 shares to be issued pursuant to outstanding stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,067,814.50
  Number of Securities Sold: 1,231,440
  Use of proceeds: Design and development of a life-long funding feature for Honeyfund's primary crowdfunding/wedding registry service. Marketing of Honeyfund's service.
  Date: August 06, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The Company revenues are made up of advertising and commissions revenues of $64,267 in 2020 and $201,158 in 2019, software upgrade revenues of $34,695 in 2020 and $46,710 in 2019, cash gift related revenues of $143,187 in 2020 and $387,329 in 2019, balance gift related revenues of $410,603 in 2020 and $1,095,872 in 2019.

The aggregate revenues went down 61.3% from $1,696,244 in 2019 to $655,108 in 2020. The decrease in revenues from 2020 to 2019 was mainly due to COVID-19 impact. COVID-19 canceled many weddings and honeymoons resulting in reduced gifting, leading to reduced cash gift revenues and gift card breakage in 2020. Advertisers in retail and travel were negatively impacted by COVID-19 and therefore were not spending for advertising.

Cost of Sales

The Company's cost of revenues consists primarily of merchant processing fees. The total cost of sales dropped 55.8% from $233,197 in 2019 to $103,068 in 2020. The 55.8% decrease in the cost of sales in 2020 was in parallel to the drop in sales caused by COVID-19 pandemic.

Gross Margins

As of December 31, 2020, gross profit was $552,040, which was 84% of revenues, a 62.3% decrease from 2019 gross profit in the amount of $1,463,048 making up 86% of revenues. The decrease in gross profit was due to the decrease in revenues caused by the impact of COVID-19 as mentioned above.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, payroll expenses, computer and internet expenses, business development, office supplies, rent, travel and entertainment, insurance, interest expense... etc. Total operating expenses also went from $1,484,150 in 2019 to $1,555,300 in 2020, a 5% increase mainly caused by a 66% increase in advertising and marketing expenses.

As of December 31, 2020, total operating expenses consist of 13% in advertising and marketing at $206,013 and 87% general and administrative (G&A) expenses at $1,349,287. Wages and salaries made up a substantial portion of G&A at 63% with

$848,910 as the company has 11 full-time employees and 3 part-time employees. Other expenses including computer and internet expenses made up 13% of G&A at $177,817 due to the company working with software engineers and user experience designers contractors that develop the Honeyfund software product. Professional fees made up 2% of G&A at $22,349, rent made up close to 2% of G&A at $14,400, Insurance and office supplies made up 2% in aggregate at $22,735. Other operating expenses like depreciation made up 15% of G&A at $196,490.

The company's sales going down 62% in 2020 as stated previously, and the company's total operating expenses going up 4.62% from $1,484,150 in 2019 to $1,555,300, resulted in the company to incur a net loss of $585,334 in 2020.

Historical results and cash flows:

Historical results and cash flows:

The Company had an accumulated deficit of $404,199 and cash in the amount of $1,547,731 as of December 31, 2021. The Company intends to continue to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2021, cash provided by operating activities was $375,725 up from cash used in operating activities of $599,241 as of December 31, 2020. The change was mainly due to a change in other current liabilities from -$605,716 in 2020 to $375,725 in 2021.

Investing Activities

The Company cash used in investing activities increased from $277,198 in 2020 to 362,164 in 2021. The increase in cash used in investing activities was due to higher capitalized software expenditures.

Financing Activities

As of December 31, 2021, cash provided by financing activities was up to $887,008, and an increase from cash provided in financing activities of $800,529 in 2020. The increase in cash provided by financing activities in 2020 was caused by an influx of funds from crowdfunding investors in the amount of $838,712.

Management has put a strategy into place to diversify sales beyond weddings and honeymoons, primarily expanding the functionality of the Honeyfund site to allow customers to raise money for other life events beyond the wedding: birthdays, anniversaries, babies, etc, and building a gift card shop where anyone can buy e-gift cards for anyone else as a gift. This is the reason for the Start Engine raise, to fund this expansion. This will help the company diversify outside of weddings and honeymoons which were disproportionately impacted by COVID-19.

Management believes that the company's competitive advantage is an added strength that sets it apart from its competition in both wedding gifting and crowdfunding in that users can turn their friends and family's well wishes into cash to fund the honeymoon or any other savings goal. With the expansion of the page to accommodate all of life's gifting occasions, customers can receive cash and gift cards as a gift for any life event including baby showers, anniversaries, birthdays, holiday gifts, and more, all on one page. There is no need for multiple campaigns on different sites. There is no other known crowdfunding site or gifting website of its kind. In light of all the strategies the company is putting in place and its advantages in the market, the company has no financing concerns at this time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today April 13, 2022, the Company has an aggregate amount of $1,119,584.80 cash in the bank and approximately $35,884.71 in Bitcoin in a Swan account, and $23,228.11 not yet disbursed in the Start Engine equity campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company has income sufficient to service its existing account holders. The funds will be used to add new features to the platform for the purpose of extending the life-time value of each customer and diversifying outside of weddings. The funds will also be used to expand marketing for the acquisition of new customers and the re-engagement of past customers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is viable without these funds. The funds raised by this campaign will represent about 30-50% of total future funds depending on the amount raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate indefinitely If it raises the offering minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate indefinitely If it raises the offering maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is contemplating a future capital raise however no specific terms have been determined at this time.

Indebtedness

- **Creditor:** U.S. Small Business Administration
  Amount Owed: $482,941.00
  Interest Rate: 3.75%
  Maturity Date: April 22, 2050
  On April 22, 2020 the company entered into a loan agreement with the U.S. Small Business Administration in the amount of $ 500,000. Installment payments, including principal and interest, of $2,437.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The outstanding amount of the loan as of today is $482,941

- **Creditor:** Customers Bank
  Amount Owed: $182,813.00
  Interest Rate: 1.0%
  Maturity Date: March 02, 2026
  : On March 2, 2021, the company entered the Paycheck Protection Program ('PPP') loan agreement with Customers Bank in the amount of $ 182,813 which bore an interest rate of 1% fixed per annum. It covered the period from March 3, 2021, to May 5, 2021. The company will apply to Lender for forgiveness of the amount due on this loan in the amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: a. Payroll costs, b. Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation), c. Any payment on a covered rent obligation, d. Any covered utility payment. The outstanding amount of the loan as of today is $182,813.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $39,328,992.00

Valuation Details:

Valuation Basis

Honeyfund is a recognized brand in wedding gifts, with 15 years of proven execution.

Honeyfund powers the "honeymoon fund" feature on Target's wedding registry, provides honeymoon registry services for Hilton's global collection of resorts, and has served more than 1.1 million couples and 6.5 million givers since 2006, with $690 million in giving.

Honeyfund is entering a market opportunity (occasion gifts) that's ~7x the size of its current market (wedding gifts).

Peer companies in personal crowdfunding have sold for $55 mil (You Caring) and $16 m (Fundly). (Source: Pitchbook) Meanwhile, Peer companies in wedding registry such as Deposit a Gift and MyRegistry were sold with a high multiple. (Source: Pitchbook).

☒Further, marketplace-type companies trade for 1-2x GMV according to a study published on Forbes (https://www.forbes.com/sites/ryancaldbeck/2015/11/10/how-to-value-online-marketplaces/#5319894354fd.)

Honeyfund's 2019 revenue was $1.6 million as illustrated in its financial statement and Honeyfund's 2019 GMV was $39 million as computed by internal records. In consideration of all these factors, the company raised $1.07 million in an initial Start Engine Equity Crowdfunding campaign on a valuation of $18.97 million pre-money and $20.04 million post-money. Management believes this was a substantial discount reflecting the uncertainty of Covid-19, which the company has subsequently recovered from.

Honeyfund's YTD 2021 revenue as of October 31, 2021 was approximately $1.96 million and Honeyfund's YTD 2021 Gross Marketplace Volume (GMV) was $42.95 million as computed by internal records. This represents 257.9% revenue growth and 208.4% GMV growth over the same period in 2020 ($548,832 revenue and $13.93 million GMV) and 26.9% revenue growth and 19.3% GMV growth over the same period in 2019 ($1.55 million revenue and $36.00 million GMV).

Honeyfund increased revenue per member in Q3 2021 to $28 from $14 in 2019, resulting in 100% growth in revenue per member.

In consideration of all the factors, management believes $39.33m pre-money valuation represents a reasonable valuation. The company set its valuation internally, without a formal third-party independent valuation.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock, common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued. The Company does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Research & Development*
  96.5%
  The company will use the proceeds to pay for software developers to develop the life-long funding functionality.

If we raise the over allotment amount of $3,932,184.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  36.5%
  Acquire new customers and engage repeat customers for the life-long gifting page and rewards program.

- *Research & Development*
  30.0%
  Design and develop the rewards program and life-long gifting page.

- *Operations*
  30.0%
  Develop existing partnerships for the rewards program. Implement rewards program terms and operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.honeyfund.com/ (www.honeyfund.com/blog).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/honeyfund

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Honeyfund.com, Inc.

[See attached]

HONEYFUND.COM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Honeyfund.com, Inc.
Clearwater, Florida

Opinion

We have audited the financial statements of Honeyfund.com, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Honeyfund.com, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Honeyfund.com, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Honeyfund.com, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Honeyfund.com, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Honeyfund.com, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 8, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,547,731	$ 647,162
Accounts receivable- net	-	-
Prepaids and other current assets	69,600	132,282
Total current assets	1,617,331	779,444
Property and equipment, net	7,569	2,925
Intangible assets	505,257	471,686
Security deposit	-	-
Total assets	$ 2,130,157	1,254,055
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 41,678	$ 18,514
Credit Card	64,544	46,183
Current portion of Loan payable	-	139,055
Other current liabilities	1,420,330	1,021,878
Total current liabilities	1,526,552	1,225,630
Loan Payable	682,813	542,145
Total liabilities	2,209,365	1,767,775
STOCKHOLDERS EQUITY		
Common Stock	1,065,838	155,117
Equity Issuance Costs	(98,831)	(26,822)
Retained earnings/(Accumulated Deficit)	(1,046,215)	(642,016)
Total stockholders' equity	(79,208)	(513,720)
Total liabilities and stockholders' equity	$ 2,130,157	$ 1,254,055

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 2,737,468	$ 655,108
Cost of revenues	1,159,491	103,068
Gross profit	1,577,977	552,040
Operating expenses		
General and administrative	1,662,999	1,349,287
Sales and marketing	480,928	206,013
Total operating expenses	2,143,927	1,555,300
Operating income/(loss)	(565,950)	$ (1,003,260)
Interest expense	20,740	15,981
Other Loss/(Income)	(182,491)	(420,000)
Income/(Loss) before provision for income taxes	(404,199)	(599,241)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (404,199)	$ (599,241)

See accompanying notes to financial statements.

Honeyfund.com, Inc .

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Number of Shares	Common Stock Amount	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**10,052**	**8,966**	**-**	**(42,775)**	**(33,809)**
Sharebased Compensation	-	-		-	-
Stock split 2,000 to 1	20,104,000	-			-
Capital raised on Crowdfunding	1,031,373	146,151	(26,822)	-	119,329
Net income/(loss)	-	-		(599,241)	(599,241)
Balance—December 31, 2020	**21,145,425**	**$ 155,117**	**$ (26,822)**	**$ (642,016)**	**$ (513,720)**
Sharebased Compensation					-
Capital raised on Crowdfunding	2,374,562	910,721	(72,009)		838,712
Net income/(loss)				(404,199)	(404,199)
Balance—December 31, 2021	**23,519,987**	**$ 1,065,838**	**$ (98,831)**	**$ (1,046,215)**	**$ (79,208)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(404,199)	$	(599,241)
Depreciation and amortization		277,265		220,773
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivables		-		25,836
Prepaid expenses and other current assets		62,682		23,695
Accounts payable		23,164		8,999
Credit Cards		18,361		4,018
Other current liabilities		398,452		(289,796)
Net cash provided/(used) by operating activities		375,725		(605,716)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,805)		(1,564)
Capitalized Software expenditures		(360,359)		(275,634)
Net cash provided/(used) in investing activities		(362,164)		(277,198)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loans payable, net of payments		48,296		681,200
Capital raised on Crowdfunding		838,712		119,329
Net cash provided/(used) by financing activities		887,008		800,529
Change in cash		900,569		(82,385)
Cash—beginning of year		647,162		729,547
Cash—end of year	$	1,547,731	$	647,162
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	19,064		-
Cash paid during the year for income taxes		-		-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for		-		-
Issuance of equity in return for accrued payroll and other liabilities		-		-

See accompanying notes to financial statements

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Honeyfund.com, Inc. was originally incorporated on March 16, 2009, in the state of California. The company moved to Florida in 2017 and reincorporated in Florida on July 1, 2019. The financial statements of Honeyfund.com, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Clearwater, Florida.

Honeyfund.com is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $700 million in giving since 2006. In addition to the Honeyfund,com website, mobile app, and sister-site Plumfund.com, Honeyfund.com powers honeymoon fund gifts for Target's online wedding registry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,297,731 and $397,162, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers and Electronics	5 years
Furniture and fixtures	5-7 years

Intangible Assets

The company capitalizes its software expenses connection with internally developed solution. Intangible assets will be amortized over the expected period to be benefitted. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Income Taxes

Honeyfund.com, Inc. is an S-corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies

Revenue Recognition

The Company recognizes revenues primarily from the sale of its service when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Customers of Honeyfund.com sign up on our website (www.honeyfund.com) or via the Honeyfund.com app. Plumfund.com customers sign up on plumfund.com. The customer creates a page describing their fundraising campaign and invite their friends and family to contribute money or gift cards. After the gift's transactions are processed, the funds are deposited into the customer's preferred account (PayPal, bank account or gift card balance on Honeyfund.com). The company earns money from payment processing and/or gift card partners. The company also earns money from advertisers who it promotes through banner ads, email, and its social media accounts.

Cost of revenues

Costs of revenues consist of merchant account fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $294,485 and $206,013, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2022 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid expenses consist of the following items:

As of Year Ended December 31,	**2021**	**2020**
Gift Card partners	54,023	124,375
Prepaid expenses	15,578	7,907
Total Prepaids Expenses and other Current Assts	**$ 69,600**	**$ 132,282**

Other current liabilities consist of the following items:

As of Year Ended December 31,	**2021**	**2020**
Gift Card Liability	1,325,821	834,600
Phantom Stock Comp Payable	41,020	81,427
Payroll and other liabilities	53,489	105,851
Total Other Current Liabilities	**1,420,330**	**1,021,878**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computers and Electronics	$	36,720	$	34,915
Furnitures and fixtures		1,564.00		20,740
Property and Equipment, at Cost		38,284		**55,655**
Accumulated depreciation		(33,554)		(52,730)
Property and Equipment, Net	**$**	**4,730**	**$**	**2,925**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $2.838 and $5,679, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Software Assets	$	1,388,820	$	1,113,263
Intangible assets, at cost		**1,388,820**		**1,113,263**
Accumulated amortization		(883,563)		(641,577)
Intangible assets, Net	**$**	**505,257**	**$**	**471,686**

Amortization expense for the fiscal year ended December 31, 2021 and 2020 was in the amount of $274,426 and $215,094, respectively.

Period		Amortization Expense
2022	$	210,732
2023		211,960
2024		62,294
2025		2,362
Thereafter		17,909
Total	**$**	**505,257**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Per its original articles of incorporation, the Company was authorized to issue 100,000 shares of common shares with no par value. On October 12, 2020, the company amended its articles of incorporation to authorize the issuance of 200,000,000 shares of common stock and simultaneously undertook a 1-for-2,000 stock split.

As of December 31, 2021, and December 31, 2020, common stock totaling 23,519,987 and 21,145,425 have been issued and outstanding, respectively.

7. DEBT

Loans

During 2020, the Company has entered into loan contracts. The details and terms of the Company's loans and the terms is as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
US SBA - PPP Loan 1	$ 181,200	1.00%	4/22/2020	4/22/2022	$ -	$ -	$ -	$ -	$ -	$ 1,208	$ 1,208	$ 122,388	$ 58,812	$ 181,200
US SBA - PPP Loan 2	$ 182,813	1.00%	2/1/2021	2/1/2026	$ 1,676	$ 1,676	$ -	$ 182,813	$ 182,813	$ -	$ -	$ -	$ -	$ -
US SBA - SBA Loan	$ 500,000	3.75%	4/22/2020	30 years	$ 18,750	$ 19,065	$ -	$ 500,000	$ 500,000	$ 12,500	$ 12,500	$ 16,667	$ 500,000	$ 500,000
									-					-
Total					$ 20,426	$ 20,741	$ -	$ 682,813	$ 682,813	$ 13,708	$ 13,708	$ 139,055	$ 558,812	$ 681,200

The Company's first PPP loan, including accrued interest was forgiven in 2021. The Company recognized other income in the amount of the forgiven loan and related accrued interest in 2021.

The Company has applied for forgiveness of the second PPP loan in the amount of $182,813, including accrued interest of $1,676 as of December 31, 2021.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2022	$ 29,244
2023	29,244
2024	29,244
2025	29,244
2026	212,057
Thereafter	353,780
Total	**$ 682,813**

8. SHAREBASED COMPENSATION

Stock Option Grant

The Company authorized an Equity Incentive Plan (which may be referred to as the "Plan"). The Plan provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021, all shares were vested.

Stock Options Employees & Advisors

The granted options had an exercise price of $0.00, expire 1 year after last vesting date anniversary, and vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock option expense for the years ended December 31, 2021 and December 31, 2020 was $0 and $0, respectively.

Stock Options Investors

As part of the formation of the Company, the Company issued 257 options to certain investors. The options carry $0.01 exercise price and vest immediately. All options are outstanding as of December 31, 2021 and December 31, 2020.

Phantom Stock Plan

Board of Directors approved Employee Phantom Stock Compensation Plan, subject to the term and conditions. Under the Phantom Stock Plan, 3,108,000 shares of phantom stock may be awarded, and in the aggregate is not exceeding the equivalent of 15% of the company. The award is in the form of phantom common stock, which allows employee to receive additional compensation in the event of sale of the company's stock or assets. The value of this phantom share award is based on the growth of the company's value from the date of the granting to the event date. The award vests over three years with 34% vesting one year after effective date, 2.75% per month from one to three years after the effective date.

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2021 for the Phantom Plans is provided below:

	Number of Awards
Outstanding at December 31, 2019	**727,625**
Granted	-
Settled	-
Forfeited	-
Outstanding at December 31, 2020	**727,625**
Granted	1,334,000
Settled	(20,000)
Forfeited	
Outstanding at December 31, 2021	**2,041,625**

A summary of liabilities for shares vested and compensation costs recognized in "General and administrative" in our Statements of Operations for the Director Phantom Stock Plan is provided below:

Year Ended December 31,		**2021**		**2020**
Liabilities for shares vested	$	40,976	$	81,427
Compensation expenses (benefit)	$	(40,451)	$	-

While the Stock Incentive Plan currently serves as our primary equity plan, the terms of the Phantom Stock Plan will continue to govern all awards granted under the Phantom Stock Plan until such awards have been settled, forfeited, canceled, or have otherwise expired or terminated.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities on a month-to-month basis.

Rent expense was in the amount of $5,644 and $14,400 as of December 31, 2021, and December 31, 2020 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 8, 2022 the date the financial statements were available to be issued.

The company continues to raise external capital through crowdfunding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Sara K Margulis, Principal Executive Officer of Honeyfund.com, Inc., hereby certify that the financial statements of Honeyfund.com, Inc. included in this Report are true and complete in all material respects.

Sara K Margulis

CEO

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Honeyfund.com, Inc.

Support the People You Love


INVEST ALONGSIDE
A Shark
Honeyfund
JOIN A $130B INDUSTRY
Closing in 9 days

Website | Clearwater, FL | CONSUMER INTERNET

Have you ever given a honeymoon contribution as a wedding gift? If so, you probably did it on Honeyfund, the most trusted honeymoon wedding gift registry. Honeyfund is expanding its popular gift platform so couples can receive financial support from friends and family for all of life's milestones and mishaps -- like buying a home, having a baby, or even an unexpected illness.

$234,544 raised

$1,067,815 previously crowdfunded

531 Investors	$39.3M Valuation
$1.80 Price per Share	$135.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	9 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 101 | Comments | Follow

Reasons to Invest

- Honeyfund has a solid history of performance -- funding 1.1 million couples, with more than $703 million in gifts from 6.2 million givers since 2006.
- Honeyfund led a consumer shift in the $19 billion wedding industry from blenders and dishes to cash and experiences. Now we plan to lead that same shift in the larger $130 billion all occasion gift market.
- The company is backed by Kevin O'Leary of Shark Tank, with advisors including the founder of Ureeka/former head of data at Facebook, and the former CMO of Uber.

Since Our Last Raise

Revenue and Gross Marketplace Volume (GMV)*

As of October 31, 2021...

- Honeyfund's YTD 2021 revenue was approximately $1.96 million
- Honeyfund's YTD 2021 Gross Marketplace Volume (GMV) was $42.95 million as computed by internal records.

**Compared to 2020, this represents 257.9% revenue growth and 208.4% GMV growth over the same period in 2020 ($548,832 revenue and $13.93 million GMV). Compared to 2019, this represents 26.9% revenue growth and 19.3% GMV growth over the same period($1.55 million revenue and $36.00 million GMV).*

100% Growth in Revenue per Member

- Honeyfund increased revenue per member in Q3 2021 to $28 from $14 in 2019

Market Highlights

- 2022 will see the most weddings since 1984, engagements increased during the pandemic, and venues are booked up through 2022 and even into 2023

Rewards

Get rewarded for investing more into Honeyfund.com, Inc.:

$135+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+
Investment
Free Honeyfund Elite Account
For couples getting married, get our full Elite suite of design tools, password protection and more. We'll upgrade your Honeyfund account free of charge.

$500+
Investment
30-min Honeyfund Registry Consult & Bonus Shares
Lower tier perks + Receive a 30-minute consultation with a Honeyfund member success expert. They will help you design your perfect wedding registry (a $99 value). Receive 5% in bonus shares.

$1,000+
Investment
30-min Vacation Consultation & Bonus Shares
Lower tier perks + Receive a 30-minute consultation w/a vacation planning expert. They will help you design your perfect vacation and locate the best available deals to book. Receive 5% in bonus shares.

OVERVIEW

Support the people you love with Honeyfund

More than 1.1 million couples have received support through Honeyfund's existing online wedding gift registry, which gives couples the opportunity to create a wish list of honeymoon experiences, wedding-related costs, or just receive money from friends and family to support other savings goals. Honeyfunds are simple to set-up and come with 5-star customer support.



Honeyfund
I'm Getting Married
Plan Your Honeymoon
I'm a Wedding Guest
Find a Registry

As a giver, it's easy to visit a couple's honeyfund page, choose a gift, and check out with a credit or debit card. The cash goes directly into the couple's PayPal or bank account, less a small processing fee.



Gifting Made Simple
VISIT THE COUPLE'S HONEYFUND PAGE
CHOOSE A GIFT & CHECK OUT
SHECRISE & LUIS
SANTORINI, GREECE
Greetings!
Our Registries

You can also give a digital gift card from our nearly 200 brand partners, like Target, Bed Bath & Beyond, Amazon.com, Delta, Southwest, Hotels.com, Uber, Disney Fairy Tale Weddings & Honeymoons, Skyhour, Royal Caribbean and many more.

THE PROBLEM

People need assistance with their major life events, and they crave experiences over things

In 2005 when the founders were paying for their own wedding, they didn't have the budget left over for the once-in-a-lifetime honeymoon, and going into debt wasn't an option. So they created a makeshift honeymoon registry, and their wedding guests loved it, enthusiastically giving more than $5,000 and raving about the idea. With that, Honeyfund was born.

Like the founders, today couples are paying for their own weddings with little budget left over for the honeymoon or life beyond. They care about starting life together without debt, and they simply don't need nor value the material items on a typical wedding registry. In other words, they crave experiences over things.

$2,500+
Investment

Vacation Planning & Bonus Shares

Lower tier perks + Receive a full trip design completed by a vacation planning expert. They will help you design your perfect vacation and locate the best available properties to book (a $199 value). Receive 7% in bonus shares.

$5,000+
Investment

Honeyfund Swag Box & Bonus Shares

Lower tier perks + Receive a box full of Honeyfund goodies: A Honeyfund t-shirt, a Hydro Flask insulated water bottle, and a "popup" style cell phone handle. Receive 10% in bonus shares.

$10,000+
Investment

1 Hour Zoom Business Coaching w/CEO & Bonus Shares

Lower tier perks + Do you have a business idea that you need help growing? Receive one hour of coaching via Zoom with Honeyfund's CEO and Shark Tank winner Sara Margulis. Receive 15% in bonus shares.

$25,000+
Investment

2 Hour Zoom Business Coaching with CEO

Lower tier perks + Do you have a business idea that you need help growing? Receive two hours of coaching via Zoom with Honeyfund's, CEO, and Shark Tank winner Sara Margulis.

$50,000+
Investment

4 Hour In-person Business Coaching with CEO

Lower tier perks + Do you have a business idea that you need help growing? Receive four hours of coaching, in-person, with Honeyfund's, CEO, and Shark Tank winner Sara Margulis. Your choice of location: San Francisco, Los Angeles, or Tampa.



With these two universal shifts that we observed in consumer behavior -- couples paying for their own weddings and wishing for experience-based or cash-based gifts more than things -- Honeyfund transformed the wedding gift industry. Now the company sees an opportunity to lead the same shift in life events beyond the wedding.

Let's face it: Life for a married couple is costly and unpredictable. There are countless life events to plan for -- baby showers, anniversaries, home purchases, graduations, retirements, health emergencies and deaths in the family to name a few. Close friends and family members want to be there to help with these monumental moments.

COVID-19 placed further financial burden on us all, making it clear that anything can happen when we least expect it. What we care about now isn't the hustle, bustle and stress of daily life. It's the people we love. Now more than ever, we all need a place like Honeyfund to stay connected and support each other financially.

THE SOLUTION

A gift that is more than material

We created Honeyfund for everyone who longs for that dream honeymoon experience but doesn't have the budget and doesn't want to go into debt. After funding more than 1.1 million couples' honeymoons with the support of 6.2 million givers, Honeyfund has established itself as a trusted brand in experience and cash-based gifts. And we learned a lot along the way.


Raised $4,850
Raised $4,020
ANASTASIA & MICHAEL
Honeyfund helped us pay for 100% of our honeymoon to beautiful Panama!
MEAGHAN & PATRICK
If you would rather receive memories, Honeyfund is a great option for you.
Raised $6,050
Raised $3,210





PAMELA & TY

Honeyfun 100% covered our **dream honeymoon to Brazil.**

BRYAN & EDDIE

Four countries in three weeks was a rollercoaster of fun. Gifts from our guests that we can actually use, **verses a dumb toaster or blender.**

Shortly after starting Honeyfund, couples started asking us if they could have a similar service for other life events. As a result, we've funded more than 13,000 baby showers, anniversaries, retirement parties, graduations, hardships and more.

A Lifetime Full Of Events Requires A Lifelong Funding Platform

What we learned by hosting these individual events is that the same friends and family came out to support each one. That's why we're building a permanent life-long funding platform that doesn't require separate accounts and campaigns pages, unlike other crowdfunding competitors such as GoFundMe and IndieGoGo. Each personalized honeyfund account can be tailored and transformed to handle any life event, for example what was a wedding gift site can become a baby gift site.

We're With You Through All Of Life's Transitions

GETTING MARRIED


Daniel & Ashley
Wedding Honeymoon Registries Updates
We're Getting Married!
Daniel and Ashley welcome all to join their epic journey as we look forward to our weeding day surrounded by amazing family and friends.
The Journey to Marriage

HAVING A BABY


Jennifer & Dave
Baby Registery Updates Photos
We're Having a Baby!
Jennifer and Dave welcome all to our journey as we look forward to the birth of our baby surrounded by amazing family and friends
The Journey to Baby

All the friends and family that contributed to your previous events will be notified if you make a change or post an update to your honeyfund, prompting them to support you again.

One thing we've always heard since launching Honeyfund is, "What a cool idea! I wish I had that when I got married." With our new life-long funding page, you can have it for anything in your life. If you didn't use Honeyfund for your wedding -- you can sign up for a baby on the way, a milestone anniversary or birthday, even an unexpected hardship. Just invite your friends and family to visit, follow your honeyfund site and make a contribution. Your honeyfund account and all your friends and family stay with you through that event and all the others that will inevitably come your way. They'll never have to worry about missing an important milestone in your life.

Finally, every Honeyfund gift you give or receive will earn a reward, taking more financial pressure off no matter what life throws your way.

THE MARKET

Evolving in a $130 billion annual gifting market

We have already made our mark in the evolving wedding gift market, which is valued at $19 billion annually (source). Now we are expanding into all-occasion gifting, with a market size approximately seven times larger at $130 billion year-round (source).



Annual Gifting Market
WEDDING
$19 Billion
ALL-OCCASION
$130 Billion

We have also capitalized on the fact that the gifting market is essentially a self-powered marketing engine. Everyone that signs up for a Honeyfund wedding registry invites, on average, 150 of their closest friends and family to their page. Each of those relationships potentially leads to additional platform users, contributing to our super low customer acquisition cost.

Further, donation-based crowdfunding has become more popular with a 2016 report from the Pew Research Center finding that 22% of American adults had contributed to a crowdsourced fundraising project, and most donors (68%) contributed to help someone in need. (source) The fact is, giving feels good. Especially when someone we love is hurting.

OUR TRACTION

More than 1.1 million happy couples and $703 million in gifts given from 6.2 million givers

Since our 2006 launch, we have played host to over 1.1 million couples receiving $703 million in gifts given, from 6.3 million givers. Honeyfund's innovation in crowdfunding has also been recognized by prominent media outlets and partners. In 2012, Honeyfund was named one of TIME.com's Top 50 websites.



Since Our 2006 Launch
COUPLES
GIVERS
DOLLARS DONATED
1.1 Million
6.2 Million
$703M

In 2014, we made an appearance on Shark Tank and ended up with an investor and advisor in Kevin O' Leary, aka 'Mr. Wonderful.'

In 2018, Honeyfund launched an exclusive partnership with Target to power honeymoon gifting on Target's online wedding registry.

In 2021, Honeyfund partnered with Hilton to provide honeymoon registries for guests of the company's global hotels.


SHARK TANK
Honeyfund
TARGET

And in response to COVID-19 pandemic in 2020, Honeyfund partnered with Kevin and the Jamaica Tourist Board to provide relief to wedding couples impacted by the global pandemic.

THE BUSINESS MODEL

Steady and expanding revenue streams from partners and payment platforms

Honeyfund truly is remarkable when it comes to its business model. Unlike other crowdfunding sites, we do not charge platform fees, which is great for our customers and their friends and family. There's just a simple processing fee of around 3-4%, deducted from the amount received. There is never any fee to the giver.

Honeyfund earns revenue from the partners that help us facilitate gift payments and gift card fulfillment. For example, the average eGift Card gift of $120 results in about $10 in commissions paid by the gift card brand. And the recipient receives the full amount!

How Honeyfund Earns Revenue

BASED ON $120 GIFT

	CASH GIFT	GIFT CARD
GIFT	$120	$120
COUPLE	$115.20	$120
PROCESSOR	$2.70	$2.70
HONEYFUND	**$2.10**	**$10**

We also work closely with our gift card partners in retail, travel, and other industries. These partnerships drive advertising revenue to the company without resulting in unwanted or disruptive ads on the platform. We simply add value to customers in the form of travel deals, gift card bonuses and more. We will expand these partnerships with our planned rewards program to grow customer lifetime value while providing savings to our customers.

Finally, even though our core customer acquisition strategy happens at the wedding planning stage, our expanded capabilities will enable acquisition during any life event at the same low customer acquisition cost of about $5 on average.

OUR LEADERSHIP

A dynamic CEO, 23-member team, and superstar advisers

After a winning appearance on Shark Tank, our CEO and co-founder Sara Margulis was propelled into several media and speaking engagements. Her thought leadership in entrepreneurship, women in business and work/life balance has been shared at SXSW, Aspen Ideas, Wedding MBA and the Inc. Womens' Summit. After fully acquiring the company from her co-founder in 2019, Sara overhauled the product with a fresh site design and improved payment methods, doubling customer engagement in just one year.



Sara Margulis
CEO

Sara is supported by a 23-member team. This includes an agile and extensible technology team, a 5-star customer service team, and an 8-person marketing team.

Finally, Sara's key advisors include Kevin O'Leary of Shark Tank, David Jakubowski, founder of Ureeka and former head of data at Facebook and former GM of search monetization at Microsoft, and Rebecca Messina, senior advisor at McKinsey & Co. and former CMO of Uber and Beam Suntory.



WHY INVEST

An exponential gifting industry with 7 million established customers

Our vision for Honeyfund: a closed social network for gifting -- where friends and family support each other through all of life's milestones, mishaps and monumental moments -- gifts that last a lifetime.

This model is better than a one-off "fund me" type campaign because everyone we know and love is already connected to us on our Honeyfund gifting site. When life happens, simply post an update and Honeyfund notifies your support network.

Your investment in Honeyfund will power 1) feature and app development to expand the popular gifting platform's capabilities from wedding to the gift occasions beyond, 2) the development of a rewards system that will keep customers and their friends and family coming back again and again, and 3) marketing to attract customers at all stages of life, as well as re-engage our database of 7 million past couples and givers.



Honeyfund has established itself as a beloved brand in the wedding gifting space because it transformed wedding gifts from "things" to experiences. It has a substantial customer database, a finely-tuned product, and the customer engagement to become the de facto platform for online gift giving for any life event. Don't miss out on this unique opportunity as we expand into a $130 billion market.

PARTNERSHIPS

Honeyfund. +

Honeyfund. + Hilton

In the Press

The Atlantic VOGUE CNBC The New York Times TechCrunch TRAVEL AGENT CENTRAL

abc NEWS The New York Times

SHOW MORE

Meet Our Team



Sara Margulis

CEO, Co-Founder, Director

Sara Margulis started Honeyfund with a background in online marketing and customer service. She holds an MBA in marketing from Golden Gate University. After fully acquiring the company from her co-founder in 2019, Sara led her team to overhaul the product and service model, doubling customer engagement in just one year. Ms. Margulis's winning appearance on "Shark Tank" (2014) propelled her into regional, national, and international broadcast media appearances, discussing topics including weddings and honeymoons, personal finance, entrepreneurship, motivation, and women in business.



Davey Randa

COO

Davey joins Honeyfund with a rich background in operations and strategic management. Coming from leadership roles at UBER, Breather, Gametime, Soona, SkyHomes, and others, Davey's specialty is leading companies through the acquisition process or preparing to IPO. Davey has spent his career working in tech startups in nearly every position imaginable including sales, marketing, customer service, finance, and strategic growth.



Erin Gunnuscio

VP of Marketing

Erin Gunnuscio comes to Honeyfund with 15+ years experience in brand, product marketing, partnerships, and marketing leadership. She has spent much of her career growing travel and lifestyle brands, including Viator, Jetsetter, SmarterTravel, Airfarewatchdog, and most recently the tours and activities SaaS business Bokun. During her time in the travel space, she discovered not just a passion for brand storytelling and cross-channel integrated marketing, but also discovered the transformative power of travel and experiences for couples and all people. Erin's special combioniation of on-the-ground marketing execution and thoughtful leadership will drive Honeyfund's marketing strategy forward in both weddings and the gifting industry beyond.



Pam Taylor

Director of Member Success

Pam is an experienced manager with multiple young professional awards and a passion for empowering her team to exceed customer expectations. She oversees the team that ensures Honeyfund's members are not just satisfied, but individually and uniquely cared for and given the special attention they deserve during this important time in their lives. Pam never fails to roll up her sleeves to make amazing things happen for her team and customers! Pam is currently earning her MS in Counseling/Psychology at the University of West Alabama.



Gabriele Pietz-Vogel

Chief of Staff

Gabriele brings more than 20 years of international experience supporting C-Level executives in global corporations such as BlackRock, UBS, Allianz and Paramount Group. She started her career in the German Foreign Service and speaks three languages fluently. Gabriele is responsible for keeping Honeyfund's CEO and executive team members laser-focused on growth.



Dan Testa

VP of Engineering

Dan Testa comes to Honeyfund with more than 20 years of technology leadership experience. After starting his career growing a San Francisco financial startup into a successful IPO, Dan has been fortunate to take his engineering leadership skills to several industries including aviation, retail, hospitality, telecommunications, media, and more. Dan's focus in recent years has been building and empowering highly-functioning engineering teams via autonomy and ownership of decisions -- a philosophy that has proven successful and beloved by his teammates.

Offering Summary

Company	Honeyfund.com, Inc.
Corporate Address	2519 N McMullen Booth Rd. STE 510-260, Clearwater, FL 33761
Offering Minimum	$9,999.00
Offering Maximum	$3,932,184.60
Minimum Investment Amount (per investor)	$135.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,555
Maximum Number of Shares Offered	2,184,547
Price per Share	$1.80
Pre-Money Valuation	$39,328,992.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first 5 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Previous Investor

If you invested in Honeyfund's previous StartEngine raise, receive 5% bonus shares.

Amount-Based:

$250 | Free Honeyfund Elite Account

For couples getting married, get our full Elite suite of design tools, password protection, and more. We'll upgrade your Honeyfund account free of charge (a $39 value).

$500 | 30-min Honeyfund Registry Consultation & Bonus Shares

Lower tier perks + Receive a 30-minute consultation with a Honeyfund member success expert. They will help you design your perfect wedding registry (a $99 value). Receive 5% in bonus shares.

$1,000 | 30-min Vacation Consultation & Bonus Shares

Lower tier perks + Receive a 30-minute consultation with a vacation planning expert. They will help you design your perfect vacation and locate the best available deals to book. They'll even guide you through designing a Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$2,500 | Vacation Planning & Bonus Shares

Lower tier perks + Receive a full trip design completed by a vacation planning expert. They will help you design your perfect vacation and locate the best available properties to book (a $199 value). Receive 7% in bonus shares.

$5,000 | Honeyfund Swag Box & Bonus Shares

Lower tier perks + Receive a box full of Honeyfund goodies: A Honeyfund t-shirt, a Hydro Flask insulated water bottle, and a "popup" style cell phone handle. Receive 10% in bonus shares.

$10,000 | One-hour Zoom Business Coaching with Sara Margulis & Bonus Shares

Lower tier perks + Do you have a business idea that you need help growing? Receive one hour of coaching via Zoom with Honeyfund's CEO and Shark Tank winner Sara Margulis. Receive 15% in bonus shares.

$25,000 | Two-Hour Zoom Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help growing? Receive two hours of coaching via Zoom with Honeyfund's, CEO, and Shark Tank winner Sara Margulis.

$50,000 | Four-Hour In-person Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help growing? Receive four hours of coaching, in-person, with Honeyfund's, CEO, and Shark Tank winner Sara Margulis. Your choice of location: San Francisco, CA, Los Angeles, CA, or Tampa, FL. (Transportation not included.)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Honeyfund.com, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.80/ share, you will receive own 110 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Thank you 2,952 investors for more than $1.3 million!

4 hours ago

Dear investors,

I wanted to take moment to **thank you for your partnership,** your investment dollars and your faith in Honeyfund's vision to support couples financially as they start out and beyond into their love-filled lives.

As of today, we've received more than $1.3 million in committed investments from nearly 3,000 investors (including our first campaign).

We are aiming to add another 3,000 investors to our community – will you share this page with a friend now?

Followers: You can join Honeyfund's investor community now and start us on the path to the next $1.3 million! Invest now.

Warmly,

Sara

Honeyfund Named Best Overall Honeymoon Registry by Brides.com

1 day ago

Dear investors and followers,

Today we got news that Brides.com has named Honeyfund "Best Overall Honeymoon Registry Site of 2022!" Here's what they had to say:



BRIDES

Rings | Real Weddings | Ideas & Advice | Fashion & Beauty | Showers & Parties

Best Overall: Honeyfund

Honeyfund

SIGN UP NOW

Why You Should Try It

Simple and user-friendly, Honeyfund is a great option for couples looking to register for their honeymoon travel and more.

Pros
- No setup fees or transaction fees for contributors
- Automatic deposits when you receive cash gifts
- Allows you to register for contributions to travel, charity donations, and even down payments for homes

Cons
- Automatic deposits come with a fee

Maybe you've seen Honeyfund on Shark Tank? This innovative online wedding gift registry operates a bit more like a crowd funding site than other travel specific registry programs. Through this service you can register for contributions to your wedding itself, as well as down payments for a home, donations to charities, and—most popularly—travel.

Boasting no setup fees or transaction fees for contributors, this site allows contributions be made directly to the couple rather than through the service. However, Honeyfund does offer Elite options for an enhanced site experience, as well as the option to accept online payments from gift givers for a nominal fee.

Honeyfund was a pioneer in the honeymoon registry market and now we plan to lead the same consumer shift from household items to experience gifts for the larger $130 billion all-occasion gift market.

Join us as an investor, today!

Warmly,

Sara

Honeyfund Hires VP of Engineering, Dan Testa

2 days ago

Dear investors and campaign followers,

I'm pleased to announce the hiring of Dan Testa, Honeyfund's VP of Engineering. Dan has an elaborate background as an engineering leader, having successfully scaled teams at startups and launched products at large companies. Dan has experience building products used by hundreds of millions of customers, and has worked across many industries including both business-to-business and consumer-facing. He's beloved by his former colleagues, managers and team members alike, and we couldn't be more excited to have him on the team!



Welcome Dan Testa!
Honeyfund
VP of Engineering

Dan will be a key player in delivering the Honeyfund lifelong funding page, expanding Honeyfund's mission beyond weddings and into the $130 billion all-occasion gifting industry.

With this hire in place, we're more confident than ever in our growth. Join us today!

Warmly,



Sara

Another Successful Shark Tank Sale!

5 days ago

Dear investors,

I wanted to take a moment to congratulate my friend Anna of Basepaws on her successful acquisition! Basepaws is another Shark Tank company with investment from Kevin O'Leary.



Kevin O'Leary • 1st
Chairman, O'Shares Investment Advisers
1d •
Zoetis announces agreement to acquire Basepaws! One of my Shark Tank companies!
...see more
with Alex Kenjeev and 2 others
You and 1,778 others
57 comments • 55 shares
Like
Comment
Share
Send

I met Anna at a retreat for Shark Tank companies hosted by Mr. Wonderful himself. Her idea to conduct DNA testing on cats to find out more about their ancestry was a huge hit!

When I think back to all the friends I've made through the Mr. Wonderful community, I am amazed at how many of them have successfully gone on to sell their companies and I'm excited for that future for Honeyfund. Here are just a few of my friends' companies that have sold after Shark Tank:

- Basepaws

- Wicked Good Cupcakes
- Potato Parcel
- WaiveCar
- Surprise Ride

This is one of the ways Kevin O'Leary serves his companies as an investor. You can earn a return on this competitive advantage by investing in Honeyfund today.

Warmly,


Sara

Invest with Honeyfund in relationships and families

6 days ago

Dear investors,

Honeyfund started as a honeymoon registry, but today our mission is so much more. What we realized is that wedding guests are not only gifting the dream honeymoon when they use Honeyfund, they are investing in that couple's relationship.

And great relationships grow into a loving families.

Therefore, as we expand Honeyfund's capabilities to allow couples to receive support of friends and family beyond the wedding, **we are investing in the American family.**

And that is a mission that gets us excited to wake up every day.

Want to join our mission? For a limited time, you can join us as an investor in Honeyfund. But don't wait. These shares won't be available to the public forever.

Invest Now

Warmly,


Sara

WHAT MAKES A SHARK TANK INVESTOR PAY ATTENTION?

7 days ago

Dear investors,

When Honeyfund walked into the Shark Tank, we had already processed more than $200 million in gifts for couples starting out. I remember the moment we revealed that number to the Sharks – boy did they sit up straight and pay attention!

Today that number is more than $700 million. The best part? **Honeyfund is growing faster than before.**

H1 2022 giving volume (H1 = the first half of the year) has **increased 64.7% over H1 2021 and 326.1% over H1 2020.** So now is a great time for you to invest like a Shark and join us as we expand beyond weddings into the $160 billion all-occasion gift market.

But hurry, this opportunity is limited. Once this raise closes, the public will no longer be able to invest.

Invest now.


Sara


Honeyfund H1 Giving Volume x Year
$30,000,000
$20,000,000
$10,000,000
$0
2020
2021
2022

JUNE GIVING GREW 21.9% OVER LAST YEAR

8 days ago

Happy July to all!

I'm pleased to share Honeyfund's Monthly Giving Volume was ahead of projections again for June 2022! 2022 is a very strong wedding year and we continue to see giving volume growth – June is up 21.9% over June 2021.

We're grateful for your partnership. We count on your investments to continue to grow our support staff, marketing, and tech teams to keep up with modern couples who value honeymoon experiences and cash over traditional wedding gifts.

If you haven't yet, please invest today and help us hit our next milestone of $300k in this raise.

Warmly,

Sara

The Power of Community

12 days ago

Dear investors,

I recently had to pleasure to speak to Lindsay Pinchuck on the Dear FoundHer podcast (episode coming soon!). She's the entrepreneur who founded the Bump Club and Beyond, and sold it to go on to a career supporting other women founders.

Lindsay's specialty is **building community — a powerful tool for any brand.** She mentioned how powerful Honeyfund's brand story is — and how authentically we'd built our community. That's not an easy thing to develop! With 16 years of serving couples during the most joyful time of their lives, and providing a super fun experience for their gift-givers, Honeyfund's community is truly special. The power of the Honeyfund "hive" is also evident in this Start Engine raise — more than $1.3 m committed investments including our first raise and this one!

If you haven't already, we invite you to invest today!

Warmly,

Sara

REASONS WHY HONEYFUND INVESTORS WERE IN!

13 days ago

Dear investors,

Thank you to those of you who answered our call to post comments about why they invested in Honeyfund! Here are some of your answers:

Claudia Onorato 2 INVESTMENTS 12 days ago Pinned by Company Unpin Comment
I found out about Honeyfund when a friend got married and used Honeyfund. I thought it was a brilliant idea and since my dream career/life purpose has to do with weddings it felt like a perfect match! @weddingvowcoach💜

> **Sara M.** - Honeyfund.com, Inc. 11 days ago Pin Comment
> Thank you Claudia for sharing your Honeyfund investor story! :) - Sara

Robert Marraro 8 INVESTMENTS 10 days ago Pin Comment
I invested in Honeyfund because of the uniqueness of their business that's flush with emotional spending and getting "stuff" that everyone buys into. Plus, it doesn't hurt this company was profile on Shark Tank, and Mr. Wonderful himself is involved in it. For me, if it's good enough for him and he's putting his money on the line, then it's good enough for me. Plus, I have virtually no money set aside for retirement. I'm interested in being an angel investor or providing funding but can't do so on my own. Getting into Honeyfund will allow me to get in on the bottom floor to potentially significantly multiply my returns. Don't miss out on this opportunity while you can. I don't want to be the one who reads the news showing how successful this company is and then kick myself for not having invested when I had the chance. If you're worried about the preservation and return of whatever money you invest, just go with the minimum -- that way you have little to lose but LOTS to gain!

> **Sara M.** - Honeyfund.com, Inc. a few seconds ago Pin Comment
> Hi Robert. Thanks so much for your message and thoughtfulness. I'm excited to help you get that retirement nest egg going. :)

John Adamou 61 INVESTMENTS 6 months ago Pin Comment
I am an investor and glad to see the higher company valuation from the previous round. Keep up the excellent work and I support the company's mission!

> **Sara M.** - Honeyfund.com, Inc. 6 months ago Pin Comment
> Hi John,
> Thank you so much for your kind words and support of Honeyfund's mission. And Happy New Year!
> Warmly,
> Sara

Don't wait, invest today!

Cheers,

Sara

ANNOUNCING HONEYFUND WEDDING WEBSITES!

14 days ago

Dear investors,

I'm thrilled to announce the launch of Honeyfund Wedding Websites!


Danielle & Jason
We're Getting Married!

When Honeyfund disrupted the traditional wedding registry in 2006 we did it by simplifying wedding gifting so couples could receive funds toward their dream honeymoon.

Now we're doing the same for wedding websites.

We surveyed, researched, and talked to engaged couples about what they want from a wedding website: a page design that fits their unique style and a site that their friends and family will actually use.

And we know from 16 years in the wedding registry biz that guests want easy access to just three things from a wedding website: when, where and what to give. That's why the Honeyfund Wedding Website is a 1-page wonder that can be set up in minutes even when none of the wedding details are known – and it's the only wedding website designed primarily for guests and giving.



Couples can select from dozens of templates or even mix-and-match templates to fit their style. The best part: every Honeyfund Wedding Website has a built-in cash contribution tool plus options for honeymoon registry, store registry, custom registry and more.

Know someone getting married? Send them to the new Honeyfund Wedding Website today. It's totally free.

This release is Phase 1 of Honeyfund's lifelong funding page expansion. Next up in Phase 2: more website pages and new design themes for baby, anniversary, and more.

Haven't invested yet? Now is the time.

Warmly,


Sara

SHOW MORE UPDATES

Comments (25 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Claudia O. 2 INVESTMENTS a month ago 📌 Pinned by Company

I found out about Honeyfund when a friend got married and used Honeyfund. I thought it was a brilliant idea and since my dream career/life purpose has to do with weddings it felt like a perfect match! @weddingvowcoach💜

↑1 View 1 reply

---

afurahå b. 7 INVESTMENTS 7 days ago

Curious... $200 million and $700 million...?

↑0

---

afurahå b. 7 INVESTMENTS 14 days ago

🙌 YAY!
🍯Honey□□Fun🌄Dawn🗽New🛸Moon🌙YUP⌛nearly time many honeymooner TEAMS 2×2 treasure honeymooning gone Lunar🌑🌒🌓🌔🌕🌖🌗🌘🌚Resorts🛰&⭐🚀satellites⌚sooner!✨🎇🎇🎉🎈🎊🎬☎

↑0

Kai T. 12 INVESTMENTS 20 days ago

Is any of the fund raised here use to sued Florida?

↑1 View 1 reply

Robert M. 8 INVESTMENTS 24 days ago

I invested in Honeyfund because of the uniqueness of their business that's flush with emotional spending and getting "stuff" that everyone buys into. Plus, it doesn't hurt this company was profile on Shark Tank, and Mr. Wonderful himself is involved in it. For me, if it's good enough for him and he's putting his money on the line, then it's good enough for me. Plus, I have virtually no money set aside for retirement. I'm interested in being an angel investor or providing funding but can't do so on my own. Getting into Honeyfund will allow me to get in on the bottom floor to potentially significantly multiply my returns. Don't miss out on this opportunity while you can. I don't want to be the one who reads the news showing how successful this company is and then kick myself for not having invested when I had the chance. If you're worried about the preservation and return of whatever money you invest, just go with the minimum -- that way you have little to lose but LOTS to gain!

↑1 View 1 reply

Elisa L C. 3 INVESTMENTS a month ago

Hi Sara,
I recently bought 84 shares, however, my intentions were to purchase 100, but I got sidetracked. How do I purchase the additional shares?

↑1 View 2 replies

Caroline P. 1 INVESTMENT a month ago

Thank you!!

↑0

Phillip W. 5 INVESTMENTS a month ago

Thanks for the update.

↑1

Sonya M. 7 INVESTMENTS 2 months ago

Strange how I never heard about Honeyfund or saw this campaign on StartEngine's home page until yesterday. Especially since Mr. O'Leary is an investor. Sad to see it ending in a couple days so short of it's funding goal.

↑1 View 6 replies

---

tommy s. 5 INVESTMENTS 2 months ago

Hi Sara,
I wanted to thank you for all your hard work and your team. What a blessing you all are.

↑1 View 1 reply

SHOW MORE COMMENTS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

“Hi, Kevin O'Leary Here,

Life is expensive and unpredictable.

So when Honeyfund came into the Shark Tank pitching their unique platform that turns wedding gifts into cash, I jumped at the opportunity to invest.

Everyone attends weddings, and everyone brings a gift. As an investor, I love this model because I earn money on each and every one of those gestures of love and support.

But, what about life after the wedding? People still need financial support from friends and family for all of life’s milestones and mishaps -- like buying a home, having a baby, or even an unexpected illness. And with a global pandemic, they need it now more than ever.

That’s why Honeyfund is building a permanent life-long funding platform that doesn’t require separate accounts and campaigns, unlike other “fund-me” type crowdfunding competitors. Each personalized honeyfund account can be tailored and transformed to handle any life event -- and the site automatically notifies the couple's network of friends and family when an update is posted. Supporters don’t have to go do different websites or pages to send gifts, so they’ll never miss an important event.

There’s been a huge consumer shift away from gifts of “stuff” to cash and experiences -- Honeyfund led that shift in the $19B wedding gift industry. Now they’re pioneering the same trend in the larger $130B all occasion gift market. That’s a 7x growth opportunity. And they have a database of 7 million people to serve. That's why I am an investor.

Read their story below to learn more about this unique investment opportunity.

Take Care My Friends.”

Video 2

VO: Where have you always wanted to go? Chances are, you've had a dream honeymoon destination in mind for years. What if we told you we could get you there.

VO: Later in April of 2015 we got married in Nashville. So we were trying to figure out what registry to do and then heard about Honeyfunds. So we put it on the website and lo and behold one by one all of our gifts were fulfilled. Even the fruity drinks for Carmen and the entire Honeyfund.

VO: With Honeyfund, the world's most trusted online wedding registry, your honeymoon is our business. With no platform fees you can set up your custom cash-powered registry page quickly, easily, and budget-friendly. Despite the name, we offer more than just honeymoons. That's right you can use Honeyfund for wedding funds, a home down payment, charity registry, or any

savings goal. Whatever you need to start your marriage right. We're here to ensure your future is bright. We've helped more than a million couples just like you make their dreams come true.

VO: Here’s how it all works.

VO: Step one, create.

VO: Using our design tools, you can create a custom Honeyfund page as you unique as your love. Whether you create a wishlist of experiences or choose a simple donation box, you’ll get cash in your bank account, for a small processing fee, of 2.4%.

VO: You can also register for zero fee gift cards from nearly 200 popular travel, dining, and shopping brands.

VO: Step two. Share.

VO: Once you’ve created your personal Honeyfund page, share the page with friends, family, wedding guests. Honeyfund can be your main wedding page or linked to a wedding website of your choice. And if you’re ver stuck, our five-star customer service team can show you how.

VO: Step three. Receive.

VO: With your unique link, your guests will be able to donate easily. Eliminating the hassle of finding a gift and allowing you take that trip, make that down payment, or do whatever else you’ve chosen to receive.

VO: Unlike other cash registry sites, there’s never a fee to guests on Honeyfund. The best part, Honeyfund is free to try.

VO: So, what are you waiting for? You have nothing to lose and everything to gain.

VO: Stop dreaming and start your forever journey by setting up your free cash powered registry today.

GRAPHIC: Honeyfund logo. Set up your FREE registry today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.